News Release	AMEX, TSX Symbol: NG

Drilling Discovers New Exceptionally High Grade Zones At Galore Creek

27 September 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

  NovaGold's first drilling on two new target areas, West Fork and Junction, at the Galore Creek gold-silver-copper project in northwestern British Columbia have returned exceptional results.

  Drilling has encountered significant bonanza grade gold-silver-copper mineralization near surface in the West Fork target area 700 meters south of the South West Deposit:

    Drill hole GC04-479 intersected 11.3 meters of mineralization grading 16.9% Copper and 76.5 g/t Silver, including 5.2 meters grading 27.3% Copper and 162.6 g/t Silver. Gold assays are pending.

    Drill holes GC04-480 and GC04-483 have intersected 32.6 meters and 21.0 meters respectively of similar semi-massive to massive bornite/chalcopyrite mineralization as that encountered in drill hole GC04-479. Assays are pending.

  Initial drilling on the Junction zone 1.2 kilometers northwest of the main Central Deposit has intersected in drill hole GC04-465, three composite intervals totaling 133.7 meters grading 2.2% Copper Equivalent(1) or 3.6 g/t Gold Equivalent(1).

  NovaGold Denver Gold Forum Presentation and Webcast Monday, September 27th.

Initial Drill Results at New West Fork Target Indicate Potential to Expand High Grade Resource Significantly

Drilling on the newly identified West Fork target located 700 meters south of the Southwest deposit, has intersected an exceptionally high grade, near surface zone of mineralization containing semi-massive to massive bornite/chalcopyrite/magnetite mineralization with bonanza grades of copper, gold and silver. Drill hole GC04-479 intercepted 11.3 meters starting at a depth of 27.4 meters with preliminary assays of 16.9% copper and 76.5 g/t silver. Gold assays are still pending.

A second drill hole GC04-480 was drilled from the same location at an angle 75 degrees to the west to further define the geometry of this exceptionally high grade mineralization encountered in GC04-479. GC04-480 cut 32.6 meters of similar massive bornite/chalcopyrite/magnetite mineralization as that encountered in drill hole GC04-479 and starting at a depth of 26.4 meters. A third hole GC04-483 drilled approximately 50 meters along strike intersected another 21.0 meter thick zone of mineralization. Assays from both GC04-480 and 483 are pending as are additional assays on the remainder of drill hole GC04-479, which contains further zones of disseminated mineralization more typical of the existing resources.

"These are the highest grades ever encountered on the Galore Creek project," said Rick Van Nieuwenhuyse President and CEO, "The mineralization is similar to the famous high grade Main Stage "A" veins mined at the historic Butte district in Montana, and has the potential to substantially enhance the project economics."

A second zone of relatively flat lying mineralization has also been intercepted below the high grade zone described above. This new zone averages 50 meters thick, currently measuring 500 meters by 300 meters and is open to expansion in all directions. This second new zone is made up of more typical concentrations of disseminated bornite and chalcopyrite mineralization. Additional holes are currently being planned to determine both the strike extent and true thickness of the new high grade mineralization and the deeper West Fork Zones. See associated map and cross section for this release.

Drill Results From Junction Target Also Showing Potential for Expanded Higher Grade

NovaGold has completed its first five drill holes in the Junction Zone, located 1.2 kilometers west of the main Central Deposit. Historically 35 drill holes have been completed in the area defining a mineralized zone measuring 500 meters by 1 kilometer. Initial results from NovaGold's first drill hole GC04-465, intersected three composite intervals totaling 133.7 meters of 2.2% Copper Equivalent or 3.6 g/t Gold Equivalent, grading 1.6% copper, 0.9 g/t gold, and 12.9 g/t silver. Included in this composite interval is 56.4 meters grading 2.2% copper, 1.7 g/t gold and 20.0 g/t silver (3.4% Copper Equivalent or 5.6 g/t Gold Equivalent). Additional assay results from the remaining four Junction holes are pending.

Galore Creek Higher Grade Expansion Potential

The new West Fork and Junction results, along with the previously released results from Copper Canyon and the Gap Zone, demonstrate the significant potential to substantially expand the higher-grade resources on the project. Based on the criteria in the Preliminary Economic Assessment Study each year of throughput averaging 1 g/t gold and 1% copper (1.7% Copper Equivalent or 2.8 g/t Gold Equivalent) adds US$175 million in annual operating cash flow using long term metal prices of $375 gold, $5.50 Silver and $0.90 copper or over US$250 million annual cash flow at current prices. The Galore Creek project resource used in the Preliminary Economic Assessment did not include any mineralization from the West Fork, Junction, or Copper Canyon areas. The company is very encouraged with drill results to date and their potential to positively impact the rate of return for the Galore Creek project.

Table 1. 2004 Galore Creek Project – Significant Drill Intercepts
								Gold	Copper
Drill Hole	From	To	Width	Width	Gold	Silver	Copper	Equiv	Equiv
Number	M	M	M	Feet	g/t	g/t	%	g/t	%
West Fork
partial results
GC04-479	27.4	38.7	11.3	37.0	pending	76.5	16.86
including	27.4	32.6	5.2	17.1	pending	162.6	27.26
GC04-480	26.4	59.0	32.6	107.0	pending	pending	pending
GC04-483	63.4	84.4	21.0	68.9	pending	pending	pending
Junction
GC04-465	36.6	61.0	24.4	79.9	0.30	5.4	0.69	1.52	0.92
	94.5	147.5	53.0	173.9	0.26	8.8	1.20	2.36	1.43
	155.6	212.0	56.4	184.9	1.66	20.0	2.20	5.57	3.39
Total			133.7	438.7	0.86	12.9	1.53	3.56	2.16
Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Drill Progress at Copper Canyon, West Fork, Junction and Grace Targets

Currently five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date approximately 17,000 meters of drilling in 50 holes have been completed this season. Drilling is anticipated to continue through late November. Additional assay results from drilling on the Southwest, West Fork, Copper Canyon, Grace and Junction targets are expected over the coming months.

This drill program and sampling protocol is under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

NovaGold Denver Gold Forum Presentation and Webcast Monday, September 27th

NovaGold extends an open invitation to a live web cast of its presentation at the Denver Gold Forum 2004 on Monday, September 27, 2004 at 12:05 p.m. (Eastern Time). A link to this live web cast can be found on the Company's web-site at www.novagold.net where it will also be archived once available.

The Denver Gold Forum is attended by the world's premier precious metals mining companies. Rick Van Nieuwenhuyse, President and CEO, of NovaGold will present on the Company's exciting exploration and development progress on its four major projects in Alaska and Western Canada.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 63.2 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact: Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.